                       Securities and Exchange Commission
                             Washington, D.C. 20549




                                    Form 6-K




                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d/16 of
                       the Securities Exchange Act of 1934



                                 September 2002





                                   AEGON N.V.





                                  50 AEGONplein
                                2591 TV THE HAGUE
                                 The Netherlands

AEGON's press release, dated September 15, 2002, is included as appendix and incorporated herein by reference.



                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              AEGON N.V.
                                              ----------------------------------
                                              (Registrant)





Date: September 15, 2002                      By     E.Lagendijk
                                                     ---------------------------
                                                     E. Lagendijk
                                                     Senior Vice President and
                                                     General Counsel